Exhibit G

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

Annual Report

March 31, 2007

Annual Letter to Investors - January 2007
Multi-Adviser Hedge Fund Portfolios LLC - Series G
(“Multi-Adviser-G” or the “Portfolio”)

Summary and Outlook

Multi-Adviser-G was up 8.69% for calendar year 2006. As further described below, please find a summary of results for the Portfolio’s hedge fund strategy groups for the year, as well as our outlook going forward.

In 2006, hedge funds performed in line with the expectations we set back at the end of 2005. At that point in time we expected hedge funds to deliver mid to high single-digit returns while maintaining a modest volatility profile; the HFRX Global Hedge Fund Index gained 9.25% for the year. Despite the fact that investing is a continual process, one that requires ongoing research, assessments of changing markets and the development of forward looking opinions, we are continually asked: “How will hedge funds perform in the new year?” While compartmentalizing time periods can be an arbitrary and misleading exercise, it is helpful so far as it provides a measure of relative performance. For 2007, we see a modest increase in returns versus the high single-digit performance of 2006. Based on our current expectations, we believe it is reasonable to expect hedge funds to return on average 10% to 11% net of fees.

Historically, the first and fourth quarters have been kinder to hedge fund managers than the second and third, and 2006 was no exception to this pattern of performance. In fact the fourth quarter really salvaged the year for many managers. At the end of the third quarter, the HFRX Global Hedge Fund Index was up 3.82%, most of which was earned during the first quarter. In the fourth quarter, the index jumped by nearly 5.25%, and the pattern held. As we move into the first quarter of the new year, market conditions and the positioning of portfolios by hedge fund managers appear to be in alignment, and it is reasonable to expect solid performance in the first quarter on the heels of the momentum built during the end of 2006.

Citigroup Alternative Investments’ (CAI’s) external hedge fund business breaks down the hedge fund universe into four categories: Directional Macro, Directional Equity, Event Driven and Relative Value Arbitrage, with each of these categories divided into a number of specific sub-strategies.

Over the next several quarters, CAI is neutral on the Directional Macro sector. The opportunity set for Macro managers is, and should remain, attractive. However, the trading environment that currently exists has made it difficult for many macro managers to capitalize on the opportunity set. We currently favor short-term higher frequency traders and traders that utilize both technical and fundamentals factors in their decision process. Additionally, greater weight should be placed on managers that utilize a discretionary component in their trading approach. Despite the change in policy by the Bank of Japan, interest rates in that country remain low and are expected to remain low relative to the returns available in the rest of the world, as such borrowing in Yen and investing in other higher yielding investments is expected to continue.

The Yen carry trade as it is known, should be watched closely, as any acceleration in the unwinding of this trade will have a negative impact on a number of strategies. This trade is not only related to Macro managers, but can also have an impact on a number of other hedge fund sectors. Remember, just a hint of this trade unwinding contributed to the sell off of last May and June. Should this trade really unwind the markets will be in for some very difficult times.

The Directional Equity strategy continues to be viewed positively. Based on our current expectations, this should be one of the better performing hedge fund sectors in 2007. In part, our positive outlook for the sector is a function of our continued expectations for positive global equity markets. However, while constructive on equities for the year, we do anticipate a modest pull back in the near term, most likely sometime toward the end of the first or during the second quarter. Also supporting the outlook are the demographics of the equity markets. The combination of corporate share repurchase plans, ongoing private equity activity and companies going private, (especially in the small and micro cap space which also happens to be favored by many hedge fund managers), all tend to reduce the supply of available stock.

At the same time, the demand for investments continues to grow. This demand has been supported by the amount of capital that has been created over the past several years, the high level of liquidity in the markets and the growth of the global economy. These conditions clearly support the beta component that exists in the portfolios of managers in this space. Concerns do exist however and should be kept in mind. One such concern for US equities is that US companies have benefited from four years of quarter on quarter earnings growth. Can it continue? Perhaps, but at some point it will stop and the market will come under pressure. In addition, there does appear to be a little too much complacency about the continuation of the “goldilocks” stock market.

Within the Long Short strategy, Emerging Market focused managers are expected to continue to perform well. The emerging markets have grown up and are in much better financial shape than the past. In addition, emerging markets have developed more established and robust local economies and are beginning to see internal demand for investments. As the BRIC and the other EM countries build a middle class and incomes increase, their populations will begin to invest and will support their own markets. But please note that despite what some see as a new paradigm for emerging markets this sub-sector will continue to be subject to significant sell offs, witness May of 2006. This should not discourage investors from investing in EM focused hedge funds; it simply requires identifying the right managers and sizing them appropriately.

It’s worth keeping in mind one does not or at least should not buy long - short equity hedge funds just for a beta trade; after all there are cheaper ways to get beta exposure. We believe the current environment favors good stock selection and the market will differentiate between good and bad companies and long - short managers are in the business to capture these opportunities. We favor managers in this sector that utilize name specific shorts versus market shorts.

Overall, we have a “Negative” bias toward the Relative Value - Arbitrage category. Given current conditions for many of the trades and the generally higher levels of leverage utilized in this space, we believe the risk reward is less attractive than in other sectors. Further,

Annual Letter to Investors - January 2007
Multi-Adviser Hedge Fund Portfolios LLC - Series G
(“Multi-Adviser-G” or the “Portfolio”)

the dispersion of stock prices has been declining and negatively impacting the strategy. Convertible arbitrage is interesting as a hedge against a market dislocation, however, given the current shape of the yield curve and the tightness of credit spreads, a better play would be to focus on volatility arbitrage focused managers, or to utilize other strategies that tend to be long volatility such as multistrategy managers in the relative value space.

From a theoretical perspective, mangers in the market neutral sub-strategy should be able to make money (by definition, 50 percent of all stocks under perform the market and 50 percent out perform the market), and we recommend these as well as statistical arbitrage strategies within the Relative Value strategy group.

Our view of the Event Driven sector is “Positive.” Some of the same macro factors that are supportive for long/short equity mangers are expected to play a positive role in the event space as well. Private equity investors and their buying power should be supportive for a number of the sub-strategies in this space as long as financing markets stay attractive; the private equity bid will support managers that are long value companies with real assets. Investors should remember to watch for common risk factors as correlations between these two sectors may be higher than they have been historically.

We believe the primary focus within the Event Driven space should be on event driven-equity and activist managers. These managers typically have a long bias (and therefore a beta component), but they also tend to be highly concentrated and focused on producing alpha. As a result, they may be subject to short-term market moves, but over time their correlation to the markets should be low.

Given the volume of deal flow, merger arbitrage should remain attractive both in the U.S. and on a global basis. We would tend to focus on global managers or European managers over U.S.-only focused funds due to greater inefficiencies in the markets, and thus more attractive spreads.

With credit spreads trading at very tight levels, we believe that the Credit - Distressed sub-strategy should be played conservatively. Focus should be on managers that know how to and actively short credit, certain cash flow and asset backed lenders, and managers that are invested in the senior secured portion of the capital structure.

The hedge fund universe is clearly comprised of many diverse strategies with varying expectations for returns. We believe that the dispersion of return expectations is significantly less today than in the past due to declining market volatility (across asset classes) and the decline in risk premiums for many of the markets and trading instruments. Further, we believe this is a function of the abundance of liquidity in the markets - money looking for a home, and has lead to over complacency by investors.

Despite the compression of expected returns across strategies, we expect to see significant dispersion of returns amongst individual managers. Manager selection, which has always been important when investing in hedge funds, becomes even more critical in the current environment. In fact, having the right managers may add greater value to a fund of hedge funds portfolio than the actual strategy allocations. We believe investors must continue to remain diversified in this environment and within the hedge fund universe by sampling from the many different ways to take risk across the spectrum of hedge fund strategies.

Raymond Nolte

Citigroup Alternative Investments LLC
(Investment Adviser)

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors
Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC
- Multi-Strategy Series G

We have audited the accompanying statement of assets and liabilities of Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G, including the schedule of investments, as of March 31, 2007, and the related statements of operations for the year then ended, the statements of changes in members’ capital for each of the years in the two year period then ended, the statement of cash flows for the year then ended, and the financial highlights for each of the years in the four-year period then ended and the period from January 1, 2003 (commencement of operations) to March 31, 2003. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included verification of investments owned as of March 31, 2007, by inspection of investment subscription documents and confirmation with underlying investment funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above, present fairly, in all material respects, the financial position of Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G, as of March 31, 2007, the results of its operations and its cash flows for the year then ended, the changes in its members’ capital for each of the years in the two-year period then ended, and the financial highlights for each of the years in the four-year period then ended and the period from January 1, 2003 (commencement of operations) through March 31, 2003 in conformity with U.S. generally accepted accounting principles.

May 30, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G
Statement of Assets and Liabilities
March 31, 2007

Assets
Cash and cash equivalents	$2,024,168
Investments in Investment Funds, at fair value (cost: $288,154,208)	324,261,981
Prepaid subscriptions to Investment Funds	10,000,000
Receivable from Investment Funds	31,369,699
Other assets	278,172

Total assets	367,934,020
Liabilities
Loan payable	16,300,000
Redemptions payable	12,075,402
Contributions received in advance	10,209,005
Management fee payable	856,844
Interest payable	684,825
Accounts payable and accrued expenses	597,120

Total liabilities	40,723,196

Members’ Capital (270,972.304 shares outstanding)	$327,210,824

Net Asset Value per share	$1,207.54
Composition of Net Assets
Paid-in Capital	$318,340,522
Accumulated net investment loss	(3,460,548)
Accumlated net realized loss on investment transactions	(23,776,923)
Net unrealized appreciation on investments	36,107,773
Net Assets	$327,210,824

The accompanying notes are an integral part of these financial statements.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G
Schedule of Investments
March 31, 2007

	Cost	Fair Value	% of Members’
			Capital
Investments in Investment Funds
Directional Equity
Artha Emerging Markets Fund LTD - b	$12,200,000	$13,300,504	4.07%
Delta Institutional, L.P. - b	2,288,426	14,197,422	4.34
Frontpoint Onshore Healthcare 2X LP - b	10,000,000	10,289,490	3.14
Kinetics QP- a	14,000,000	14,577,124	4.46
Passport QP - b	18,800,000	21,249,713	6.49
Prism Partners QP LP - a	12,550,000	13,873,051	4.24
Renaissance Institutional Equities Fund L.P. - a	8,800,000	11,188,195	3.42
Torrey Pines Fund LLC - b	6,000,000	7,528,060	2.30

Directional Macro
Drawbridge Global Macro Fund Ltd - b	8,000,000	8,231,084	2.52
Mellon Alpha Access (Offshore PFIC) - a	5,000,000	5,004,147	1.53

Relative Value
Bennelong Asia Pacific Multi Strategies EQ Fund - a	5,000,000	5,217,286	1.60
CFM Ventus Fund L.P. - a	7,331,953	9,566,663	2.92
Dundonald(Loch 2X) QP - b	15,500,000	16,428,875	5.02
Stratus Fund Ltd - Class C - a	7,300,000	9,266,982	2.83
Structured Service Holdings LP - a	9,358,508	10,063,257	3.08
Sunbeam Opportunities Fund LLC - b	6,800,000	6,715,657	2.05

Event Driven
Carrington Investment Partners (US) LP - b	11,200,000	12,039,019	3.68
CPIM Structured Credit Fund 1000 INC - b	8,000,000	8,203,390	2.51
CPIM Structured Credit Fund 1500 INC - c	6,225,321	6,100,509	1.86
Icahn Fund Ltd - c	16,500,000	16,526,400	5.05
Marathon Spec Oppportunity Ltd - c	10,000,000	10,342,825	3.16
Marathon Structured Finance Fund, Ltd. - d	10,700,000	10,988,616	3.36
New Amsterdam European Credit Fund - a	9,900,000	10,811,160	3.30
Pardus European Spec Opp Fund Ltd - b	12,000,000	12,965,529	3.96
Stark Investments Structured Finance Onshore Fund - e	12,600,000	13,725,397	4.19
Third Point Partners Qualified, LP - b	13,300,000	14,879,206	4.55
Trian Partners Ltd - d	15,900,000	16,892,285	5.16
York European Opportunities Fund LP - b	12,900,000	14,090,135	4.31

Total Investments In Investment Funds	288,154,208	324,261,981	99.10

Other Assets, less Liabilities		2,948,843	0.90

Members’ Capital		$327,210,824	100.00%

Note: Investments in underlying Investment Funds are categorized by

a - Redemptions permitted monthly
b - Redemptions permitted quarterly
c - Redemptions permitted semi annually
d - Redemptions permitted annually
e - Redemptions permitted anytime investment strategy.

The accompanying notes are an integral part of these financial statements.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G
Statement of Operations Year Ended March 31, 2007

Investment Income
Interest	$324,864

Total investment income	324,864

Expenses
Management fees	3,735,149
Professional fees	850,779
Loan interest	684,825
Accounting fees	521,364
Directors’ fees and expenses	37,257
Marketing fees	19,569
Custodian fees	14,679
Miscellaneous expenses	319,499

Total expenses	6,183,121

Net investment loss	(5,858,257)

Realized and unrealized gain on investments:

Net realized gain on investments	20,969,160
Net change in unrealized appreciation on investments	3,754,836

Net realized and unrealized gain on investments	24,723,996

Increase in Members’ Capital from Operations	$18,865,739

The accompanying notes are an integral part of these financial statements.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G
Statements of Changes in Members’ Capital

For the Years Ended March 31, 2007 and 2006

	March 31, 2007	March 31, 2006
Operations

Net investment loss	$(5,858,257)	$(4,528,081)
Net realized gain on investments	20,969,160	10,114,280
Net change in unrealized appreciation on investments	3,754,836	15,083,234

Increase in Members’ Capital from Operations	18,865,739	20,669,433

Distributions to Shareholders

Distributions from net investment income	(9,373,711)	-
Distributions from net realized gain	(13,273,574)	-

Decrease in Members’ Capital from distributions to Shareholders	(22,647,285)	-

Members’ Capital transactions

Capital contributions	87,687,853	22,456,925
Acquisition of Series M (Note 2)	60,906,789	-
Reinvestment of distributions	21,912,780	-
Capital withdrawals	(27,631,412)	(60,092,662)

Increase (Decrease) in Members’ Capital from capital transactions	142,876,010	(37,635,737)

Members’ Capital at beginning of year	188,116,360	205,082,664

Members’ Capital at end of year (270,972.304 and 151,511.015 shares outstanding at March 31, 2007 and 2006, respectively)	$327,210,824	$188,116,360

The accompanying notes are an integral part of these financial statements.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G
Statement of Cash Flows
March 31, 2007

Cash flows from operating activities
Increase in Members’ Capital from Operations	$18,865,739
Adjustments to reconcile net increase in members’ capital from Operations to net cash used in operating activities:
Purchases of investments in investment funds	(271,634,418)
Proceeds from disposition of investments in investment funds	167,194,818
Net realized gain on investments in investment funds	(20,969,160)
Net unrealized gain on investments in investment funds	(3,754,836)
Changes in operating assets and liabilities:
Decrease in prepaid subscriptions to investment funds	9,200,000
Decrease in receivable from investment funds	17,900,682
Increase in other assets	(60,950)
Increase in management fee payable	506,258
Increase in interest payable	684,825
Decrease in accounts payable and accrued expenses	(2,307)
Net cash used in operating activities	(82,069,349)

Cash flows from financing activities
Capital contributions	91,910,833
Distributions paid in cash	(734,505)
Payments for shares redeemed	(24,822,466)
Proceeds from loan payable	131,520,000
Payments for loan payable	(115,220,000)
Net cash provided by financing activities	82,653,862

Net increase in cash and cash equivalents	584,513

Cash and cash equivalents at beginning of year	711,149
Acquistion of cash from Series M	728,506
Cash and cash equivalents at end of year	$2,024,168

Supplemental non-cash information:
Acquisition of Series M Members’ Capital (Note 2)	60,906,789
Reinvestment of distributions to shareholders	21,912,780
Decrease in contributions received in advance	4,222,980
Increase in redemptions payable	2,808,946

The accompanying notes are an integral part of these financial statements.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G
Financial Highlights

	Year Ended March 31, 2007	Year Ended March 31, 2006	Year Ended March 31, 2005	Year Ended March 31, 2004	January 1, 2003 (commencement of operations) to March 31, 2003
Net Asset Value, beginning of period:	$1,241.60	$1,115.09	$1,099.37	$995.86	$1,000.00
Income from investment operations***:
Net investment loss	(28.26)	(26.88)	(32.25)	(36.19)	(12.87)
Net realized and unrealized gain on investments	108.05	153.39	47.97	139.70	8.73
Total from investment operations	79.79	126.51	15.72	103.51	(4.14)
Distributions from net investment income	(47.12)	-	-	-	-
Distributions from net realized gain	(66.73)	-	-	-	-

Net Asset Value, end of period:	$1,207.54	$1,241.60	$1,115.09	$1,099.37	$995.86

Total Return	6.43%	11.35%	1.43%	10.39%	(0.41%)**

Ratios/Supplemental Data:
Net assets, end of period	$327,210,824	$188,116,360	$205,082,664	$103,278,282	$38,426,667
Portfolio turnover	69.45%	57.90%	25.24%	21.29%	29.92%*
Ratio of expenses to average net assets	2.51%	2.60%	3.06%	3.43%	5.28%*
Ratio of net investment loss to average net assets	(2.37%)	(2.35%)	(2.95%)	(3.40%)	(5.22%)*

*	Annualized.
**	Total return for a period of less than a full year is not annualized.
***	Per share data for income from investment operations is computed using the total of monthly income and expense divided by beginning of month shares.

The above ratios may vary for individual investors based on the timing of capital transactions during the period.

The accompanying notes are an integral part of these financial statements.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

Notes to Financial Statements - March 31, 2007

1.	Organization

Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the “Company” or “Fund”) was organized as a Delaware Limited Liability Company on August 16, 2002. The Company is registered under the Investment Company Act of 1940 (the “1940 Act”) as amended, as a closed-end, non-diversified management investment company. The Company is also registered under the Securities Act of 1933 (“1933 Act”). The Company consisted of two separate series, Series M and Multi-Strategy Series G (each a “Series”). On December 31, 2006, Multi-Strategy Series G (“Series G”) acquired all of the Members’ Capital of Series M pursuant to a plan of reorganization and merger approved by Series G and Series M shareholders on November 29, 2006. (Refer to note 2 for additional information on the merger).

The investment objective of Series G is to achieve capital appreciation principally through investing in investment funds (“Investment Funds”) managed by third-party investment managers (“Investment Managers”) that employ a variety of alternative investment strategies. These investment strategies allow Investment Managers the flexibility to use leverage or short-side positions to take advantage of perceived inefficiencies across the global markets, often referred to as “alternative” strategies. Because Investment Funds following alternative investment strategies are often described as hedge funds, the investment program of Series G can be described as a fund of hedge funds.

Shares of Series G are sold to eligible investors (referred to as “Members”). The minimum initial investment in Series G from each Member is $25,000 (and was $50,000 from January 1, 2003 to November 1, 2003); the minimum additional investment is $10,000.

Citigroup Alternative Investments LLC (“CAI” or the “Adviser”), a Delaware limited liability company and indirect, wholly owned subsidiary of Citigroup Inc., serves as Series G’s investment adviser. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and, among other things, is responsible for the allocation of Series G’s assets to various Investment Funds. Under Series G’s governing documents, the Company has delegated substantially all authority to oversee the management of the operations and assets of Series G to the Board of Directors.

2.	Acquisition of Series M

The acquisition of Series M was accomplished by a tax-free exchange of 52,023.277 shares of Series G (valued at $60,906,789 including $6,456,550 of distributions to be reinvested on January 1, 2007) for the 56,389.683 shares of Series M outstanding on December 31, 2006. Series M’s Members’ Capital on December 31, 2006 consisted of cash and cash equivalents of $728,506, investments in investment funds with a fair market value of $23,519,791 (cost of $18,490,000), receivables from investment funds of $38,490,179, and other assets of $25,545, offset by redemptions payable of ($1,615,659), management fees payable of ($82,772), and accounts payable and accrued expenses of ($158,801). Series G’s Members’ Capital immediately prior to the

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

Notes to Financial Statements - March 31, 2007 (continued)

acquisition was $226,551,248.

3.	Significant Accounting Policies

Investments in Investment Funds are subject to the terms of the respective limited partnership agreements, limited liability company agreements and offering memoranda. Series G values these investments at fair value based on financial data supplied by the Investment Funds.

a.	Portfolio Valuation

The net asset value of Series G is determined as of the close of business at the end of each month in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board of Directors.

Series G’s investments in Investment Funds are carried at fair value as determined by Series G’s pro-rata interest in the net assets of each Investment Fund. All valuations utilize financial information supplied by each Investment Fund and are net of management and performance incentive fees or other allocations payable to the Investment Funds’ managers as required by the Investment Funds’ agreements. Each Investment Manager to which the Adviser allocates assets will charge Series G, as investor in an underlying Investment Fund, an asset-based fee, and some or all of the Investment Managers will receive performance-based compensation in the form of an incentive fee. The asset-based fees of the Investment Managers are generally expected to range from 1% to 3% annually of the net assets under their management and the incentive fee is generally expected to range from 15% to 25% of net profits annually.

As a general matter, the fair value of Series G’s investment in an Investment Fund represents the amount that Series G can reasonably expect to receive from an Investment Fund if Series G’s investment were redeemed at the time of valuation, based on information available at the time. The Investment Funds provide for periodic redemptions ranging from monthly to annually. Investment Funds generally require advance notice of a Member’s intent to redeem its interest, and may, depending on the Investment Funds’ governing agreements, deny or delay a redemption request. Series G does not factor into its valuation a liquidity discount on any Investment Funds held. The underlying investments of each Investment Fund are accounted for at fair value as described in each Investment Fund’s financial statements. The Investment Funds may invest a portion of their assets in restricted securities and other investments that are illiquid.

b.	Income Recognition and Expenses

Interest income is recorded on the accrual basis. Income, expenses and realized and unrealized gains and losses are recoded monthly, the change in an Investment Fund’s net asset value is included in net change in unrealized appreciation on investments on the statement of operations, realized gains and losses on withdrawals from Investment Funds are recognized on a cost recovery basis.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

Notes to Financial Statements - March 31, 2007 (continued)

Series G bears all expenses incurred in the course of its operations, including, but not limited to, the following: all costs and expenses related to portfolio transactions and positions for Series G’s account; professional fees; costs of insurance; registration expenses; and expenses of meetings of the Board of Directors. Costs incurred in connection with the initial offering were deferred and amortized over the first twelve months of operations; costs incurred in connection with Series G’s subsequent registration under the 1933 Act have been deferred and were amortized over the twelve months commencing after the effective date of such registration statement.

c.	Income Taxes

Series G operated as a partnership from inception through September 30, 2005. As of October 1, 2005, Series G became a corporation that is taxed as a regulated investment company. It is Series G’s intention to meet the requirements of the Internal Revenue Code applicable to regulated investment companies (RIC) and distribute substantially all of its taxable net investment income and capital gains, if any, to shareholders each year. Therefore, no federal income or excise tax provision is typically required for Series G’s financial statements.

d.	Cash and Cash Equivalents

Cash and cash equivalents consist of monies invested in money market deposit accounts that are accounted for at amortized cost.

e.	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Adviser to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Adviser believes that the estimates utilized in preparing Series G’s financial statements are reasonable and prudent; however, actual results could differ from these estimates.

4.	New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (the “Interpretation”). The Interpretation establishes for all entities a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. The Interpretation is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Adviser is still evaluating the impact this will have on Series G’s financial statements.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

Notes to Financial Statements - March 31, 2007 (continued)

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This standard establishes a single authoritative definition of fair value sets out a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. As of March 31, 2007, the Adviser does not believe the adoption of SFAS No. 157 will materially impact the financial statement amounts; however, additional disclosures will be required about the inputs used to develop the measurements and the effect of certain measurements on changes in Members’ Capital for the period.

5.	Management Fee, Administrative Fee, Related Party Transactions and Other

The Adviser provides certain management and administrative services to Series G. The Advisor acts primarily to evaluate and select Investment Managers, to allocate assets, to establish and apply risk management procedures, and to monitor overall investment performance. In addition, the adviser also provides office space and other support services. In consideration for such services, Series G will pay the Adviser a monthly management fee based on end of month Members’ capital. The Adviser will pay a portion of the fee to its affiliates.

Effective August 1, 2005, the Board of Directors approved a reduction in the management fee to 1.5% of net assets annually (from 2.25% annually).

In addition, the Adviser allocated certain marketing fees of $19,569 to Series G during the year ended March 31, 2007.

Placement agents may be retained by the Company to assist in the placement of Fund Shares. A placement agent will generally be entitled to receive a fee from each investor in the Company whose shares the agent places. The specific amount of the placement fee paid with respect to a Member is generally dependent on the size of the investment in a Series.

Citigroup Global Markets, Inc. (“CGM”), an affiliate of CAI and a wholly owned subsidiary of Citigroup, Inc. serves as a placement agent of the Series G shares. For the year ended March 31, 2007, the Company paid $946,795 in placement fees to CGM on Series G shares. Such fees are deducted from an investor’s gross contribution amount.

The Company has entered into agreements with third parties to act as additional placement agents for Series G shares. Placement fees may range from 0 to 3%. In addition, the Adviser, and/or its affiliates, will pay the placement agents an annual fee, payable monthly in arrears. The fee shall be paid from the Adviser’s own resources (or those of its affiliates).

Prior to October 1, 2005 Series G paid CAI a monthly fee of 0.025% (0.30% on an annualized basis) for administration based primarily upon average net assets, subject to a minimum monthly

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

Notes to Financial Statements - March 31, 2007 (continued)

fee, and reimbursed certain expenses. CAI, as Administrator, retained PFPC Inc. (“PFPC”), an independent third party and wholly-owned subsidiary of The PNC Financial Services Group, to assist in the performance of its administrative duties. On October 1, 2005 a restructuring of this arrangement took affect. Under the new arrangement CAI and PFPC have separate agreements with the Company and act as co-administrators to the Company. CAI, as co-administrator, no longer receives a monthly fee for their administrative services to the Company. PFPC continues to provide certain accounting, record keeping, tax and investor related services. Fees for their services are charged directly to the Company.

Each Director who is not an “interested person” of the Company, as defined by the 1940 Act, receives an annual retainer of $10,000 plus a fee per meeting of the Board of Directors of $1,000. Such Director fees are allocated to each series pro-rata, based on the relative net assets of each series. Any Director who is an “interested person” does not receive any annual or other fee from the Company. All Directors are reimbursed for all reasonable out of pocket expenses. Total amounts expensed related to Directors by Series G for the year ended March 31, 2007 were $36,090.

PFPC Trust Company (an affiliate of PFPC) serves as custodian of Series G’s assets and provides custodial services for Series G. Fees payable to the custodian and reimbursement for certain expenses are paid by Series G.

6.	Securities Transactions

The following table lists the aggregate purchases and proceeds from sales of Investment Funds for the year ended March 31, 2007, net unrealized appreciation, gross unrealized appreciation, and gross unrealized depreciation as of March 31, 2007.

Cost of purchases	$271,634,418
Transfer of investments from Series M at fair value	$23,519,791
Proceeds from sales	$167,194,818
Gross unrealized appreciation	$36,316,928
Gross unrealized depreciation	209,155
Net unrealized appreciation	$36,107,773

7.	Contributions, Redemptions, and Allocation of Income

Generally, initial and additional subscriptions for shares may be accepted as of the first day of each month. CAI has been authorized by the Board of Directors of the Company to accept or reject any initial and additional subscriptions for shares in Series G. The Board of Directors from time to time and in its complete and exclusive discretion, may determine to cause Series G to repurchase shares from Members pursuant to written tenders by Members on such terms and conditions as it may determine. CAI expects that it typically will recommend to the Board of Directors that the

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC — Multi-Strategy Series G

Notes to Financial Statements — March 31, 2007 (continued)

Company offer to repurchase shares from Members quarterly, on each March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the immediately preceding business day).

Transactions in shares were as follows the years ended March 31, 2007 and 2006:

	March 31, 2007	March 31, 2006
Shares outstanding, beginning of year	151,511.015	183,915.383
Shares purchased	71,636.095	19,167.859
Shares issued to Series M shareholders	52,023.277	-
Shares issued for reinvestment of distributions	18,710.206	-
Shares redeemed	(22,908.289)	(51,572.227)
Shares outstanding, end of year	270,972.304	151,511.015

8.	Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Investment Funds in which Series G invests trade various financial instruments and enter into various investment activities with off-balance sheet risk. These include, but are not limited to, short selling activities, writing option contracts and entering into equity swaps. Series G’s risk of loss in these investment funds is limited to the value of it’s investment in such funds.

9.	Income Tax Information

The tax components of capital shown in the table below represent distribution requirements Series G must satisfy under the income tax regulations, losses Series G may be able to offset against income and gains realized in future years and unrealized appreciation or depreciation of securities and other investments for federal income tax purposes.

Undistributed net	Undistributed long-	Accumulated loss	Net Unrealized
investment loss	term capital gain	carry forward[1]	Appreciation
$-	$6,011	($441,833)	$9,306,124

Net investment income (loss) and net realized gain (loss) differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed differ from the fiscal year in which the income or net realized gain was recorded by Series G. Accordingly, the following amounts have been reclassified for March 31, 2007, and are primarily due to the different book to tax treatment for income derived from investment funds, different book to tax treatment for gains realized on the sale of investment funds

1	As of March 31, 2007, Series G had $441,833 of post-October currency losses available to offset future ordinary income, if any.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

Notes to Financial Statements - March 31, 2007 (continued)

classified as passive foreign investment companies, a distribution reclass, expenses related to the merger with Series M and a federal excise tax paid by the fund that is considered non-deductible for federal income tax purposes. Net assets of Series G were unaffected by the reclassifications.

Accumulated net	Accumulated net realized gain (loss)	Paid-in capital
investment income (loss)	on investments
$11,936,289	($24,862,230)	$12,925,941

The primary difference between the book and tax appreciation or depreciation of Investment Funds is attributable to adjustments to the tax basis of Investment Funds based on allocation of income and distributions from Investment Funds and the tax realization of financial statement unrealized gain or loss. In addition, the cost of Investment Funds for Federal income tax purposes is adjusted for items of taxable income allocated Series G from the Investment Funds. The allocated taxable income is reported to Series G by each Investment Fund on Schedule K-1. The aggregate cost on Investment Funds for federal income tax purposes is therefore calculated and presented annually as of March 31. The aggregate cost on Investment Funds and the composition of unrealized appreciation and depreciation on Investment Funds for federal income tax purposes is noted below.

Federal tax cost of Investment Funds	$314,955,857
Gross unrealized appreciation	$9,306,124
Gross unrealized depreciation	-
Net unrealized appreciation	$9,306,124

Under provisions of the Internal Revenue Code, the Fund has elected to treat currency losses incurred during the period November 1, 2006 to March 31, 2007 of $441,833 as having incurred in the next fiscal year. These losses will be available to offset future ordinary income, if any.

For the year ended March 31, 2007, the tax character of distributions paid by Series G was $13,353,460 ordinary income and $9,293,825 long-term capital gains.

10.	Loan payable

On December 27, 2006, Series G entered into a Credit and Security Agreement with an unaffiliated bank for a $125,000,000 revolving credit facility (the “Credit Facility”). The Credit Facility will be used in connection with investment activities, for cash management purposes, to fund the repurchase of shares or for temporary or emergency purposes as permitted under the Offering Memorandum. The Credit Facility is secured by Series G’s assets. At March 31, 2007, the outstanding borrowing from the Credit Facility amounted to $16,300,000, bearing interest at a rate of 8.25% less a discount percentage per annum. Interest expense on the outstanding borrowing for the year ended March 31, 2007 was $684,825, with the entire balance payable at March 31, 2007

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

Federal Tax Information (Unaudited)

The Fund hereby designates $9,293,825 of capital gain dividends paid on December 29, 2006 as long term capital gain dividends.

For individual shareholders, 6.59% of the ordinary income dividends paid during the year ended March 31, 2007 have been designated as qualified for the reduced tax rate under The Job and Growth Tax Relief Reconciliation Act of 2003.

For corporate shareholders, 4.83% of the ordinary income dividends paid during the year ended March 31, 2007 have been designated as being eligible for the dividends received deduction.

For non- U.S. shareholders, 46.36% of the ordinary income dividends paid during the year ended March 31, 2007 have been designated as qualified short-term capital gains under the American Jobs Creation Act of 2004.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

FUND MANAGEMENT
(Unaudited)

The Company’s officers are appointed by the Directors and oversee the management of the day-to-day operations of the Company under the supervision of the Board of Directors. One of the Directors and all of the officers of the Company are directors, officers or employees of the Adviser, their subsidiaries or Citigroup. The other Directors are not affiliated with the Adviser, their subsidiaries or Citigroup and are not “interested persons” as defined under Section 2(a)(19) of the 1940 Act (the “Independent Directors”). The Directors and officers of the Company also may be directors and officers of other investment companies managed, advised, administered or distributed by Citigroup or its subsidiaries. A list of the Directors and officers of the Company and a brief statement of their present positions and principal occupations during the past five years are set out below. To the fullest extent allowed by applicable law, including the 1940 Act, the Limited Liability Company Agreement indemnifies the Directors and officers for all costs, liabilities and expenses that they may experience as a result of their service as such.

Certain of the Directors and officers of the Company are also directors and/or officers of other investment companies that are advised by the Adviser or its affiliates. The address for each Director and officer in his or her capacity as such is 731 Lexington Avenue, 25th Floor, New York, NewYork 10022.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

INDEPENDENT DIRECTORS
(Information Unaudited)

NAME AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIPS HELD BY DIRECTOR

Charles Hurty (born 1943)	Director	November 2002 to present	Business Consultant since October 2001; prior thereto, partner with accounting firm of KPMG, LLP.	One	GMAM Absolute Return Strategies Fund, LLC; CSFB Alternative Capital Registered Funds (15 portfolios); iShares Trust (24 portfolios); iShares, Inc. (70 portfolios)

Steven Krull (born 1957)	Director	November 2002 to present	Professor of Finance at Hofstra University; Business Consultant.	One	None

Josh Weinreich (born 1960)	Director	November 2006 to present	Bankers Trust/Deutsche Bank (1985— 2004) Head of Corporate Capital Markets (US) CIO Global Private Bank Deputy Head and Head of Global Private Bank CEO Asset Management US Global Head of Hedge Funds	One	Smart Pros Inc. - Board of Directors; Cornell University Endowment Hedge Fund Subcommittee

*	Term of office of each Director is indefinite.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

INTERESTED DIRECTORS
(Information Unaudited)

NAME AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIPS HELD BY DIRECTOR

Raymond Nolte (born 1961)	President and Director (Chair)	September 2005 to present	CEO, Fund of Hedge Funds Group; Portfolio Manager to Series G since September 2005; Global Head and Chief Investment Officer, Deutsche Bank ARS Fund of Funds business (1996-April 2005).	One	None

*	Term of office of each officer is indefinite.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

OFFICERS
(Information Unaudited)

NAME AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS

Raymond Nolte (born 1961)	President and Director	September 2005 to present	See table for “Interested Director” above.

Jennifer Magro (born 1971)	Vice President	December 2006 to present	Managing Director, Citigroup Alternative Investments LLC (2006-present); Director, Citigroup Alternative Investments LLC (2000-2005)

Trudi Gilligan (born 1967)	Chief Compliance Officer	December 2004 to present
Director and Associate General Counsel, Citigroup Alternative Investments LLC (since 2004); Vice President and Associate General Counsel, Citigroup Alternative Investments LLC (2000-2004); Associate, law firm of Battle Fowler LLP. (1996-2000)

Amy M. Olsen (born 1975)	Treasurer	December 2006 to present	Vice President, Citigroup Alternative Investments LLC (2005-present) Associate, Amaranth Advisors LLC (2004) Assistant Vice President, Citigroup Alternative Investments LLC (2001-2004)

Sonia Rubinic (born 1965)	Secretary	November 2002 to present	Director, Citigroup Alternative Investments LLC since April 1997.

Christopher Hutt (born 1970)	Assistant Secretary	June 2004 to present	Vice President, Citigroup Alternative Investments LLC (2004-present) Assistant Vice President, JPMorgan Chase & Co., Network Client Consulting (2000-2003)

Other than as described above, since January 1, 2002, none of the Independent Directors who is a director of another investment company whose adviser and principal underwriter is Citigroup Alternative Investments LLC has held any other position with (i) the Company, (ii) an investment company having the same adviser or principal underwriter as the Company or an adviser or principal underwriter that controls, is controlled by or is under common control with the Adviser, (iii) the Adviser or other affiliate of the Company or (iv) any person controlling, controlled by or under common control with the Adviser. None of the Directors currently owns shares of Series G, nor do they own equity securities issued by other investment companies in the Fund Complex.

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

INVESTMENT ADVISORY AGREEMENT
(UNAUDITED)

The Investment Advisory Agreement provides that the Adviser is responsible, subject to the supervision of the Board of Directors, for formulating a continuing investment program for the Series. The Adviser makes all decisions as to the Series’ purchases and withdrawals of interests in Investment Funds and also advises the Board of Directors regarding the selection and termination of Subadvisers. The Investment Advisory Agreement is terminable as to the Series without penalty upon 60 days’ prior written notice by the Board of Directors, by vote of a majority, as defined by the 1940 Act, of the outstanding voting securities of the Series, or by the Adviser upon 60 days’ prior written notice. The Investment Advisory Agreement became effective as of November 1, 2002, and continues in effect from year to year as to the Series if the continuance is approved annually by the Board of Directors (including a majority of the Independent Directors) by vote cast in person at a meeting called for the purpose of voting on such continuance. The Investment Advisory Agreement provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules under that Act.

The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Company or the Series, the Adviser and any partner, director, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Company or the Series for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Company or the Series. The Investment Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the Company, the Adviser or any partner, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Company or the Series, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

The Investment Advisory Agreement was approved by the initial Shareholder of the Series on November 27, 2002 and by the Board of Directors most recently on September 26, 2006. As of the date of this Annual Report, the Board of Directors anticipates next considering the Investment Advisory Agreement before November 2007. In approving the Investment Advisory Agreement in September 2006, the Board of Directors considered the Company’s existing relationship with the Adviser and its affiliates, as well as the ongoing commitment of the Adviser to the Company. The Directors also considered the Series investment performance to date and the resources and experience of the Adviser, its affiliates and the individuals dedicated to the Company’s investment program. In this regard, the Directors reviewed materials relevant to the investment performance of the Company and the Adviser, as well as various materials describing the Adviser and its personnel. They evaluated these factors in light of the nature, extent and quality of the services provided by the Adviser, the total compensation received, directly or indirectly (through soft dollar arrangements or other service benefits, to the extent applicable), by the Adviser from the Company and the total cost to the Company of using the Adviser’s services, taking into account both expenses borne by the Adviser and those that may be passed to the Company by the Adviser. In addition, they compared competitive prices for comparable services, reviewing fee information for a variety of investment funds similar in structure to the Company. Among other things, the Directors determined the Adviser’s fees—as reduced effective August 1, 2005—were competitive to those charged by investment advisers to similar funds (when, if applicable, the fees charged to those other

Citigroup Alternative Investments
Multi-Adviser Hedge Fund Portfolios LLC - Multi-Strategy Series G

funds were adjusted to reflect the effects of the incentive compensation to which certain of those funds were subject) and Series expense ratios were reasonable given Series net assets. The Directors indicated, however, that they would monitor expense ratios over time and would look for reduced expense ratios as assets grow. The Directors noted that performance, while lower than that targeted, had been satisfactory, providing stable absolute returns, that estimated profitability appeared reasonable and that the Adviser’s affiliation with Citigroup offered assurances as to its institutional stability. As to economies of scale, it was noted that the Company had not yet grown sufficiently to warrant evaluation of whether benefits relating to its size were being shared properly between the Adviser and the Shareholders. The Directors also determined the Adviser’s resources and experience were satisfactory overall, and that sufficient resources and personnel were assigned to the Adviser’s management of the Company. Accordingly, they concluded continuing the Investment Advisory Agreement served the interests of the Company, the Series and the Shareholders.